Buenos Aires, May 23, 2017

COMISIÓN NACIONAL

DE VALORES

MERCADO DE VALORES

DE BUENOS AIRES

Ref.: Relevant Fact. CNV Inquiry.

Dear Sirs,

I am writing to the National Securities Commission (Comisión  Nacional de Valores or “CNV”) and the Buenos Aires Stock Exchange (Mercado de Valores de Buenos Aires) in my capacity as Head of Market Relations of Pampa Energía S.A. (“Pampa” or the  “Company”, indistinctively) to inform you that on Friday the 19th of May, 2017 a search was conducted in the Company’s offices ordered in the judiciary proceeding “Caputo Luis y otros”, ordered by the Federal Judge Claudio Bonadio.

The Company, fully cooperating with the intervening officers, surrendered all the required documents connected to the mandatory tender offer launched after the acquisition of Petrobras Argentina S.A. (“Petrobras”) and Pampa remains fully cooperative with the competent authorities.

According to the applicable legislation, because of the acquisition by Pampa of the control of Petrobras shares, the Company was obliged to launch a mandatory tender offer in cash for the shares of Petrobras. Simultaneously with the mandatory tender offer, it launched a voluntary exchange offer of Petrobras shares for Pampa shares.

In the context of the aforementioned offers, only 9.6% of the capital stock of Petrobras did not participate in either of them. On the other hand, it is informed that of all the minority shareholders that participated in the local offers, an 85% decided to sell in cash and only 15% decided to exchange for Pampa shares.

Sincerely,

______________________

Victoria Hitce

Head of Market Relations